Geoffrey Kay (214) 855-4158 gkay@jenkens.com Heather S. Archer (214) 855-4520 harcher@jenkens.com	Jenkens & Gilchrist a professional corporation 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com
Austin, Texas
(512) 499-3800
Chicago, Illinois
(312) 425-3900
Houston, Texas
(713) 951-3300
Los Angeles, California
(310) 820-8800
Pasadena, California
(626) 578-7400
San Antonio, Texas
(210) 246-5000
Washington, D.C.
(202) 326-1500

August 4, 2006

VIA EDGAR Transmission
Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	City Central Bancorp, Inc.
Registration Statement on Form SB-2
Filed June 16, 2006
File No. 333-135107

Dear Mr. Friar:

On behalf of our client City Central Bancorp, Inc. (“Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the prospectus on Form SB-2 originally filed with the Commission on June 16, 2006.

The referenced prospectus incorporates information in response to the comment letter, dated July 13, 2006, from the staff of the Commission. These comments are reproduced below in bold and italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

General

1.	To the extent the effectiveness of the registration statement is delayed, please update the financial statements in accordance with Item 310 of Regulation S-B.

To the extent that the effectiveness of the registration statement is delayed beyond August 15, 2006, the Company will provide updated financial statements.

2.	Please provide an updated consent from your independent accountants in the pre-effective amendment.

An updated consent in attached as Exhibit 23.1 of Amendment No. 1 to the Company’s registration statement filed contemporaneously with this letter.

Jenkens & Gilchrist
a professional corporation

Mr. William Friar
August 4, 2006

Cover Page

3.	Please disclose that insiders would own 45% of the common stock if the warrants and stock options to be granted as part of this offering are exercised.

Please see the cover of the prospectus, as revised to include the requested disclosure.

Summary

4.	If City Central Bancorp or City Central Bank has a website, please disclose the address.

The Company does not yet have a website.

Risk Factors -Because this offering is not underwritten, we may be unable to raise..., page 8

5.	In view of your arrangements with SAMCO Capital Markets, please consider modifying the first sentence.

The risk factor related to SAMCO Capital Markets has been modified. SAMCO Capital Markets is not acting as an underwriter, but is acting in the same capacity as the Company’s organizers, directors, and executive officers, on a “best efforts” basis. Accordingly, disclosure of SAMCO Capital Markets as an underwriter is inconsistent with the capacity in which they have been engaged by the Company. However, the risk factor has been modified to indicate that SAMCO will be selling the Company’s common stock on a “best efforts” basis.

The liquidity of our common stock will be affected by its limited trading market, page 12

6.
Expand the heading of the risk factor to state clearly the risks and how the common stock will be affected. Also, reference the risk of volatility and decreased value of the offered shares that you address in the body of the risk factor.

Please see this risk factor, as revised to include the requested disclosure.

Proposed Business, page 23

Lending Services, page 26

7.
Please state clearly the risks of each loan type. Expand the disclosure relating to commercial real estate loans and construction and development loans. Provide disclosure for residential real estate loans.

The section titled “Proposed Business - Lending Services” has been revised to clearly delineate the risks of each loan type. The disclosures for real estate loans and construction and development loans have been expanded, and a disclosure for residential real estate loans has been added.

Jenkens & Gilchrist
a professional corporation

Mr. William Friar
August 4, 2006

Management, page 29

8.
Clarify the business experience and background of the organizers, directors and executive officers to clearly indicate their employment over the past five years. The background disclosure on the following persons is unclear: Mr. Cherukuri, Dr. Gavini, Dr. Guthikonda, Mr. Jasti, Ms. Jerath, Mr. Joshi, Mr. Policherla, and Dr. Setty.

The section titled “Management - Background of organizers, directors, and executive officers” has been revised to clarify the employment history of the organizers, directors and executive officers as necessary.

Board committees, page 33

9.	On page 34, please revise the first sentence in the last full paragraph, ("While it might be possible to recruit.") to make the sentence clearer and more understandable.

The section titled “Management - Board Committees” has been revised to clarify the targeted paragraph.

Additional Information, page 56

10.	Please delete the qualification in this paragraph. Your prospectus must include a discussion of the material contracts and other information.

Please see the section titled “Additional Information,” as revised in the amended prospectus for the revised qualification.

11.	Please update the Commission's address to: 100 F Street, NE.

We have updated the address as requested.

Financial Statements
Statements of Operations, page F-4

12.	Please revise to delete the inception to date net loss per share amount. Such a presentation is not contemplated by SFAS 7 or SFAS 128.

The financial statements have been revised to delete the inception to date net loss per share amount.

Jenkens & Gilchrist
a professional corporation

Mr. William Friar
August 4, 2006

Note 6 - Stock Options and Stock Warrants, page F-9

13.	Please revise to disclose the estimated financial statement impact for the planned issuance of stock options and warrants. Refer to SFAS 123R.

The financial statements have been revised to clarify that there will likely be a future expenses associated with the issuance of stock options, but that such expense cannot be quantified at this time because the plans have not been finalized.

Part II - Exhibits

14.
We note that the legal opinion was not filed. Nor was it indicated as to be filed in an amendment. Please revise or advise. As we may have comments on the legal opinion, please file or provide a draft when available.

The legal opinion is attached as Exhibit 23.2 of Amendment No. 1 to the Company’s registration statement filed contemporaneously with this letter.

Signatures

15.	The registration statement must be signed by your company's principal accounting officer and by your company's principal financial officer.

Amendment No. 1 to the Company’s registration statement filed contemporaneously with this letter has been executed by the Company’s principal accounting officer and principal financial officer.

Very truly yours,

/s/ Geoffrey S. Kay

Geoffrey S. Kay

/s/ Heather Archer

Heather S. Archer

Attachment

cc:	Satish Jasti
Peter Weinstock, Esq. (firm)